Exhibit 99.1

WalkMe Ltd. Announces First Quarter 2023 Financial Results

●	Subscription Revenue grew 18% year over year.
●	Continued improvement of GAAP Operating loss margin to 39% vs 52% last year and Non-GAAP Operating loss margin of 13% vs 33% last year.
●	Improved Net Cash used in operations to $7.5M compared to $18.3M last year and improved Free Cash Flow to negative $8.3M from negative $20.3M last year.
●	WalkMe achieved FedRAMP ready status becoming the first digital adoption platform provider listed on the FedRAMP Marketplace.

SAN FRANCISCO, May 17, 2023 -- WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions, today announced financial results for its first quarter ended March 31, 2023.

"WalkMe delivered solid revenue growth with better than expected operating margin while also pushing innovation and a successful launch of WalkMe Discovery.” said Dan Adika, CEO of WalkMe. “Leaps in AI technology make me more excited than ever about delivering on the full promise of  our Digital Adoption Platform for our customers. Our database of billions of human-to-computer interactions, paired with our proprietary DeepUI technology and the world’s leading text-to-action engine across any enterprise app means WalkMe will be a mission-critical player in how people interact with software in the future.”

First Quarter 2023 Financial Highlights:

●	Revenue: Total revenue was $65.9 million in the first quarter of 2023, an increase of 16% year-over-year. Subscription revenue was $60.6 million, an increase of 18% year-over-year.
●	GAAP Gross Margin: was 81% in the first quarter of 2023 compared to 76% in the first quarter of 2022.
●	GAAP Operating Loss: was $25.8 million in the first quarter of 2023, or 39% of total revenue, compared to $29.6 million, or 52% of total revenue, in the first quarter of 2022.
●	Non-GAAP Operating Loss*: was $8.8 million in the first quarter of 2023, or 13% of total revenue, compared to $18.6 million, or 33% of total revenue, in the first quarter of 2022.
●
Cash Flow: Net cash used in operations in the first quarter of 2023 was $7.5 million, or 11% of total revenue, compared to $18.3 million used in operations or 32% of total revenue, in the first quarter of 2022.

●	Free Cash Flow*: was negative $8.3 million in the first quarter of 2023, or 13% of total revenue, compared to negative $20.3 million, or 36% of total revenue, in the first quarter of 2022.
●	Cash, Cash Equivalents, Short-term Deposits and Marketable Securities: were $299.6 million as of March 31, 2023.

"WalkMe continues to deliver growing value to our customers by leading innovation and expanding our go to market ecosystem with the recent FedRAMP Ready status," said Hagit Ynon, CFO of WalkMe. "We strive to continue to drive operational excellence and scale across the organization as we keep the rule of 40 as our north star. We are focused on increasing our unit economics, leveraging investments already made, and accelerating our path to profitability with the expectation to be profitable for the full year 2024."

First Quarter and Recent Business Highlights:

●
Achieved FedRAMP Ready status to become the first digital adoption platform provider listed on the FedRAMP Marketplace; the latest distinction advances WalkMe’s existing position in accelerating federal agencies’ technology modernization and IT transformation.

●	Welcomed new Chief Customer Officer, Sunil Nagdev, to lead all post-sales functions, including Customer Success, Service, and Support.
●	Expanded Global partner ecosystem by adding two partnerships with Global System Integrators Tech Mahindra and NTT Data.
●	Added seven net new Enterprise-Wide DAP customers during the quarter for a total of 180, representing DAP customer count growth of 34% year-over-year.
●	Customers with over $1 million in ARR grew 16% year-over-year to 36. Customers with over $100,000 in ARR grew 8% year-over-year to 516 customers.
●
Released an IDC Business Value report, which calculated the ROI of WalkMe across eight global organizations with an average of 42,000 employees came out to 494% ROI over three years and over $41 million in total new revenue gained per year.

●
Launched WalkMe Discovery, the latest evolution in digital adoption technology that is designed to give IT executives and enterprise software owners unprecedented visibility into their enterprise software stack.

Financial Outlook:

For the second quarter of 2023, the Company currently expects:

●	Revenue of $65 to $66 million, representing a growth rate of 8% to 10% year-over-year
●	Non-GAAP Operating Loss* of $7.5 to $6.5 million or (12%) to (10%) of revenue

For the full year 2023, the Company currently expects:

●	Revenue of $269 to $276 million, representing a growth rate of 10% to 13% year-over-year
●	Non-GAAP Operating Loss* of $22 to $19 million or (8%) to (7%) of revenue

*The section titled “Non-GAAP Financial Measures and Key Performance Indicators” below contains a description of the non-GAAP financial measures and Key Performance Indicators discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. The Company is unable to provide a reconciliation of non-GAAP Operating Income (Loss) to Operating Income (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort, because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, predicting forward-looking share-based compensation. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-GAAP Financial Measures and Key Performance Indicators” in this press release.

Conference Call Information:

WalkMe will host a conference call and live webcast for analysts and investors at 5:00 a.m. Pacific Time on May 17, 2023. The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call.

A live webcast of the conference call will be accessible on the WalkMe investor relations website at https://ir.walkme.com.

Approximately one hour after completion of the live call and for at least 30 days thereafter, an archived version of the webcast will be available on the Company’s investor relations website at https://ir.walkme.com.

Supplemental Financial and Other Information:

We intend to announce material information to the public through the WalkMe Investor Relations website at ir.walkme.com, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-GAAP Financial Measures and Key Performance Indicators:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables and related presentation materials may contain one or more of the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd. and Free Cash Flow, all of which are non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may differ from similarly titled measures presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as net income (loss) from operations excluding share-based compensation and amortization and impairment of acquired intangible assets. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation, amortization and impairment of acquired intangibles and adjustment attributable to non-controlling interest. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on the periodic weighted average of ordinary shares outstanding.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software development costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

ARR. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Enterprise-Wide DAP Customers: We define Enterprise-Wide DAP Customers as those who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications.

Special Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s future financial results, including revenue and non-GAAP operating loss guidance, and expectations regarding the company’s operations and future profitability are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; risks related to political, economic and security conditions in Israel; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 14, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe’s cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our code-free platform leverages our proprietary technology to provide visibility to an organization’s Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization’s needs.

Media Contact:
Christina Knittel
press@walkme.com

Investor Contact:
John Streppa
investors@walkme.com

WalkMe Ltd.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data; unaudited)

	Three months ended
	March 31,
	2023	2022
Revenues
Subscription	$60,629	$51,389
Professional services	5,263	5,459
Total revenues	65,892	56,848

Cost of revenues
Subscription(1)(2)	6,389	6,875
Professional services(1)	5,803	6,893
Total cost of revenues	12,192	13,768

Gross profit	53,700	43,080

Operating expenses
Research and development(1)	14,272	15,475
Sales and marketing(1)	44,458	42,079
General and administrative(1)	20,747	15,168
Total operating expenses	79,477	72,722
Operating loss	(25,777)	(29,642)
Financial income, net	3,243	576
Loss before income taxes	(22,534)	(29,066)
Income taxes	(1,112)	(679)
Net loss	(23,646)	(29,745)
Net loss attributable to non-controlling interest	(23)	(258)
Adjustment attributable to non-controlling interest	2,500	(6,458)
Net loss attributable to WalkMe Ltd.	$(26,123)	$(23,029)
Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.30)	$(0.27)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	87,288,085	83,964,074

(1) Includes share-based compensation expense as follows:

	Three months ended
	March 31,
	2023	2022
Cost of subscription revenues	$286	$260
Cost of professional services	537	591
Research and development	2,369	1,566
Sales and marketing	4,611	3,812
General and administrative	9,094	4,647
Total share-based compensation expense	$16,897	$10,876

(2) Includes amortization of acquired intangibles as follows:

	Three months ended
	March 31,
	2023	2022
Cost of revenues	$68	$176

WalkMe Ltd.
Condensed Consolidated Balance Sheets
(in thousands; unaudited)

	March 31,	December 31,
	2023	2022
Assets

Current assets:

Cash and cash equivalents	$124,797	$94,105
Short-term deposits	88,724	125,231
Short-term marketable securities	33,893	42,187
Trade receivables, net	48,744	45,024
Deferred contract acquisition costs	26,431	26,287
Prepaid expenses and other current assets	8,125	6,243
Total current assets	330,714	339,077

Non-current assets:

Long-term marketable securities	52,189	43,334
Deferred contract acquisition costs	36,580	40,110
Other assets	578	584
Property and equipment, net	12,815	13,268
Operating lease right-of-use assets	15,989	7,003
Goodwill and Intangible assets, net	1,762	1,830
Total non-current assets	119,913	106,129

Total assets	$450,627	$445,206

Liabilities, redeemable non-controlling interest and shareholders’ equity

Current liabilities:

Trade payables	$5,263	$5,957
Accrued expenses and other current liabilities	45,637	53,414
Deferred revenues	115,902	108,097
Total current liabilities	166,802	167,468

Long-term liabilities:

Deferred revenues	2,296	1,613
Other long-term liabilities	11,677	10,038
Operating lease liabilities	11,313	3,833
Total long-term liabilities	25,286	15,484
Total liabilities	192,088	182,952

Redeemable non-controlling interest	10,551	8,080
Shareholders’ equity:
Share capital and additional paid-in capital	706,642	688,636
Other comprehensive loss	(2,386)	(1,817)
Accumulated deficit	(456,268)	(432,645)
Total shareholders’ equity	247,988	254,174
Total Liabilities, redeemable non-controlling interest and shareholders’ equity	$450,627	$445,206

WalkMe Ltd.
Condensed Consolidated Statements of Cash Flow
(in thousands; unaudited)

	Three months ended
	March 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(23,646)	$(29,745)

Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	16,897	10,876
Depreciation, amortization and impairment	1,355	1,496
Operating lease right-of-use assets and liabilities, net	(403)	-
Finance income	(274)	(86)
Amortization of premium and accretion of discount on marketable securities, net	(528)	-
Increase in trade receivables, net	(3,720)	(9,737)
Increase in prepaid expenses and other current and non-current assets	(2,118)	(3,398)
Decrease (increase) in deferred contract acquisition costs	3,386	(554)
Decrease in trade payables	(694)	(984)
Decrease in accrued expenses and other current liabilities	(7,942)	(9,101)
Increase in deferred revenues	8,556	22,293
Increase in other long-term liabilities	1,599	653
Net cash used in operating activities	(7,532)	(18,287)

Cash flows from investing activities:

Purchase of property and equipment	(180)	(650)
Investment in short-term deposits	-	(27,000)
Proceeds from short-term deposits	37,000	15,257
Investment in marketable securities	(10,357)	-
Proceeds from maturity of marketable securities	10,460	-
Capitalization of software development costs	(567)	(1,372)
Net cash provided by (used in) investing activities	36,356	(13,765)

Cash flows from financing activities:

Proceeds from exercise of options	542	692
Proceeds from employees share purchase plan	1,194	4,283
Net cash provided by financing activities	1,736	4,975
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(191)	(306)
Increase (decrease) in cash, cash equivalents and restricted cash	30,369	(27,383)
Cash, cash equivalents and restricted cash - Beginning of period	94,428	277,251
Cash, cash equivalents and restricted cash - End of period	$124,797	$249,868

WalkMe Ltd.
Reconciliation from GAAP to Non-GAAP Results
(in thousands, except share and per share data; unaudited)

	Three months ended
	March 31,
	2023	2022
Reconciliation of gross profit and gross margin
GAAP gross profit	$53,700	$43,080
Plus: Share-based compensation expense	823	851
Plus: Amortization of acquired intangibles	68	176
Non-GAAP gross profit	$54,591	$44,107
GAAP gross margin	81%	76%
Non-GAAP gross margin	83%	78%

Reconciliation of operating expenses
GAAP research and development	$14,272	$15,475
Less: Share-based compensation expenses	(2,369)	(1,566)
Non-GAAP research and development	$11,903	$13,909

GAAP sales and marketing	$44,458	$42,079
Less: Share-based compensation expenses	(4,611)	(3,812)
Non-GAAP sales and marketing	$39,847	$38,267

GAAP general and administrative	$20,747	$15,168
Less: Share-based compensation expenses	(9,094)	(4,647)
Non-GAAP general and administrative	$11,653	$10,521

Reconciliation of operating loss and operating margin
GAAP operating loss	$(25,777)	$(29,642)
Plus: Share-based compensation expense	16,897	10,876
Plus: Amortization of acquired intangibles	68	176
Non-GAAP operating loss	$(8,812)	$(18,590)
GAAP operating margin	(39)%	(52)%
Non-GAAP operating margin	(13)%	(33)%

Reconciliation of net loss
GAAP net loss attributable to WalkMe Ltd.	$(26,123)	$(23,029)
Plus: Share-based compensation expense	16,897	10,876
Plus: Amortization of acquired intangibles	68	176
Plus: Adjustment attributable to non-controlling interest	2,500	(6,458)
Non-GAAP net loss attributable to WalkMe Ltd.	$(6,658)	$(18,435)

Non-GAAP net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.08)	$(0.22)
Shares used in non-GAAP per share calculations:
GAAP weighted-average shares used to compute net loss per share, basic and diluted	87,288,085	83,964,074
Non-GAAP weighted-average shares used to compute net loss per share, basic and diluted	87,288,085	83,964,074

WalkMe Ltd.
Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow
(in thousands; unaudited)

	Three months ended
	March 31,
	2023	2022
Net cash used in operating activities	$(7,532)	$(18,287)
Less: Purchases of property and equipment	(180)	(650)
Less: Capitalized software development costs	(567)	(1,372)
Free Cash Flow	$(8,279)	$(20,309)